Exhibit 4.17

DESCRIPTION OF THE LONG TERM INCENTIVE PLAN

1.
Description and objective of the long term incentive plan: the shares based long term incentives plan of Telefonica, S.A.  “Performance & Investment Plan-PIP” (hereinafter, the “Plan”) that is object of this communication was approved by the General Shareholder Meeting of Telefonica, S.A. held on 30th May 2014.

The Plan consists of awarding a given number of Shares of Telefónica, S.A., upon prior fulfilment of the requirements set out in the Plan, to the individuals selected for this purpose and who decide to participate in the Plan.

Under the Plan, a co-investment condition has been included for all the Participants in order to provide them with the delivery of an additional number of Shares, subject to the
Company’s performance objectives.

The purpose of the Plan is to encourage the Participants to build up and retain a Telefónica, S.A. shareholding and reward good performance of the Company in the terms described in these General Conditions, acknowledging the contribution of the Participants and aligning their interests with those of the shareholders of the Company.

2.
Participants:   Those members of the Telefónica, S.A. Executive Committee including the Executive Directors who, at the Starting Date of each Cycle, receive an Invitation Letter to participate in the PIP, and accept to participate in the Plan on the terms described in Rule below, shall acquire the condition of Participants under the Plan.

3.
Date of commencement and duration of the plan: The Plan shall commence on October 1, 2014 and shall have a total duration of five (5) years from said date. The Plan is divided into three (3) independent Cycles, which begin on October 1, 2014, 2015 and 2016, respectively, and end three (3) years after their Starting Dates. The first cycle will start on 1st October 2014 (with delivery of the corresponding shares on 30th September 2017) and the third cycle will start on 1st october 2016 (with delivery of corresponding shares on 30th September 2019).

4.
Determination of the awards. At the beginning of each Cycle the Company shall determine, at its own discretion, the number of Performance Shares for each Participant. The Core Award shall be increased by twenty five (25) percent in case that the Participant meets the Co-Investment Condition described in Rule 10 (Enhanced Award).

This description is merely a summary of the general conditions of Performance & Investment Plan (PIP) of Telefonica, which has no validity for participants in this Plan, who shall be ruled by the stipulated in the full version of the General Conditions of the Plan they have been delivered.

5.
Requirements to receive the shares: In order to receive Performance Shares under the Plan, the following requirements must be met in any of the Cycles: (I) The Participant must hold an active relationship with the Group at the Vesting Date, other than in the exceptional events contemplated in Rule 13. (II) The Company must attain a minimum level of performance as measured by the Performance Condition.

6.
Description of the co-investment condition: The Co-Investment Condition shall be deemed fulfilled for each of the Cycles of the Plan when: (I) At the first anniversary of the Starting Date of each Cycle the Participant directly owns the required number of Co-Investment Shares; and (II) At the Vesting Date of the same Cycle, the Participant holds that number of Co-Investment Shares. The number of Co-Investment Shares that each Participant must own in order to meet the Co-Investment Condition for each Cycle will be determined by the Board and communicated individually to the Participant in his or her Invitation Letter.

7.
Number of shares to be delivered under the plan: The final number of Shares to be Delivered that will be granted, where appropriate, to each Participant after the Vesting  Date shall be conditioned and determined by the Degree of Achievement of the Performance Condition, as stipulated for each Cycle, according to the following formula:

En el caso de que se cumpla la condición de inversión, las acciones asignadas incluirán tanto el número de acciones inicialmente asignadas por la Compañía como las acciones  mantenidas por el Partícipe.

8.	Special events: The General Conditions of the Plan includes the consecuences derived of certain special events.

9.	Delivery of the shares and rights over the shares: At the end of each Cycle of the Plan, the Shares to be Delivered shall be transferred within ninety (90) days following the Vesting Date.

10.	The performance condition: For the purposes of this Plan, and unless the Board determines that another method of calculation should be used, the TSR will be calculated as follows:

This description is merely a summary of the general conditions of Performance & Investment Plan (PIP) of Telefonica, which has no validity for participants in this Plan, who shall be ruled by the stipulated in the full version of the General Conditions of the Plan they have been delivered.

Adjusted as appropriate to take account of any variations in share capital occurring during the Vesting Period, where:
A: the average “Total Return Index” on each Stock Market business day during the six (6) weeks up to and including the End Date of each Cycle.
B: the average “Total Return Index” on each Stock Market business day during the six (6) weeks up to and including the day preceding the Starting Date of each Cycle.
Where the “Total Return Index” is the value of a holding of Shares (valued at the Closing Share Price on the relevant day) acquired with an investment of €100 on the first stock market business day which falls within the six weeks preceding the Starting Date and the End Date of each Cycle, and assuming gross dividends paid on a Share are used to purchase additional Shares at the Closing Price on the ex-dividend date.

The number of Shares to be Delivered is determined by the Company’s TSR percentile rank relative to the TSR of the Comparison Group, weighted by the relevance to Telefónica, S.A. of each of the companies included.

As soon as reasonably practicable following the end of the Vesting Period, the Board shall calculate Company TSR and the TSR for each company included in the Comparison Group:

• Rank the TSRs of Comparison Group companies in descending order and calculate the percentile rank of each Comparison Group company, weighted by their relevance to Telefónica, S.A.;

• Determine the Company’s TSR percentile rank as equivalent to that of the Comparison Group’s company with the highest TSR which is less than that of Telefónica, S.A.; and Determine the Degree of Achievement of the Performance Condition and the relevant Multiplier to be applied, according to the following chart: If Company TSR is between median and upper quartile, or between upper quartile and upper decile, vesting will be on a straight-line pro rata basis between the appropriate points.

This description is merely a summary of the general conditions of Performance & Investment Plan (PIP) of Telefonica, which has no validity for participants in this Plan, who shall be ruled by the stipulated in the full version of the General Conditions of the Plan they have been delivered.

The Participant must satisfy the Co-Investment Condition throughout the Vesting Period (subject to the Board’s discretion to determine otherwise). Furthermore, for any right to receive Shares to be Delivered to vest, the Board must satisfy itself that the recorded TSR is a genuine reflection of the underlying business performance of the Company over the Performance Period.

This description is merely a summary of the general conditions of Performance & Investment Plan (PIP) of Telefonica, which has no validity for participants in this Plan, who shall be ruled by the stipulated in the full version of the General Conditions of the Plan they have been delivered.